Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Rogers Announces Fourth Quarter 2006 Subscriber Statistics

    TORONTO, Jan. 8 /CNW/ - Rogers Communications Inc. (TSX: RCI; NYSE: RG)
today announced selected preliminary fourth quarter 2006 subscriber results.
    "Rogers ended 2006 with solid subscriber results reflecting the continued
healthy demand in the markets we serve and the innovative product sets we offer across our wireless, cable, high-speed Internet and telephony services businesses," said Ted Rogers, President and CEO of Rogers Communications.
"These results also reflect our continued success in delivering convenience and value for our customers, while at the same time quickly ramping up the availability of new products and services. As we enter 2007, our focus remains on growth, innovation and disciplined execution."

    <<
    Selected Preliminary 2006 Subscriber Statistics

    -------------------------------------------------------------------------
                              Three Months Ended       Twelve Months Ended
                                  December 31               December 31
    -------------------------------------------------------------------------
    (Subscriber statistics
    in thousands, except
    churn)                 2006     2005   Change     2006     2005   Change
    -------------------------------------------------------------------------

    Wireless Postpaid
     Retail Subscribers                            5,398.3  4,818.2    580.1
      Gross additions     384.5    422.3    (37.8) 1,375.2  1,453.5    (78.3)
      Net additions       189.3    202.6    (13.3)   580.1    603.1    (23.0)
      Churn %             1.24%    1.57%   (0.33%)   1.32%    1.61%   (0.29%)

    Wireless Prepaid
     Retail Subscribers                            1,380.0  1,349.8     30.2
      Gross additions     181.1    160.3     20.8    615.4    576.5     38.9
      Net additions        55.2     13.7     41.5     30.2     15.7     14.5
      Churn %             3.14%    3.68%   (0.54%)   3.70%    3.54%    0.16%

    Total Wireless
     Retail Subscribers                            6,778.3  6,168.0    610.3
      Gross additions     565.6    582.6    (17.0) 1,990.6  2,030.0    (39.4)
      Net additions       244.5    216.3     28.2    610.3    618.8     (8.5)

    -------------------------------------------------------------------------

    Basic Cable
     Subscribers                                   2,277.1  2,263.8     13.3
      Net additions(1)     10.7      8.0      2.7     13.3      9.2      4.1

    Digital Cable
     Households                                    1,134.0    913.3    220.7
      Net additions(1)     69.6     73.2     (3.6)   220.7    237.8    (17.1)

    Residential High-speed
     Internet
     Subscribers(2)                                1,291.0  1,136.2    154.8
      Net additions(1)(2)  44.8     59.9    (15.1)   154.8    205.0    (50.2)

    Residential Cable
     Telephony Subscribers                           365.9     47.9    318.0
      Net additions(3)     95.1     29.8     65.3    318.0     47.9    270.1

    Cable Revenue
     Generating Units
     (RGU's)(4)                                    5,068.0  4,361.2    706.8
      Net additions       220.2    170.9     49.3    706.8    499.9    206.9

    Residential Circuit-
     Switched Telephony
     Subscribers                                     349.6    390.8    (41.2)
      Net additions(3)(5)  (8.4)    26.0    (34.4)   (41.2)    79.8   (121.0)

    -------------------------------------------------------------------------

    (1) Effective August 2005, voluntarily deactivating cable subscribers are required to continue service for 30 days from the date termination is requested. This continued service period, which is consistent with the billing and subscriber agreement terms and conditions, had the impact of decreasing net basic cable, high-speed Internet and digital household subscriber net additions by approximately 7,200, 2,700 and
        1,800, respectively, in the three months ended December 31, 2005 and increasing net basic cable, high-speed Internet and digital household subscriber net additions by approximately 9,500, 5,200 and 3,800, respectively, in the twelve months ended December 31, 2005.
    (2) Residential high-speed Internet subscribers do not include residential ADSL and fixed wireless subscribers. The prior year high-
        speed Internet subscriber base was reduced by approximately 8,900 to reclassify non-residential customers into Rogers Business Solutions.
    (3) Includes approximately 13,100 and 36,700 migrations from circuit-
        switched to cable telephony for the three and twelve months ended
        December 31, 2006, respectively.
    (4) Cable revenue generating units (RGUs) are comprised of basic cable subscribers, digital cable households, residential high-speed cable
        Internet subscribers and residential cable telephony subscribers.
    (5) The residential circuit-switched telephony subscriber base was acquired as a part of the acquisition of Call-Net Enterprises Inc.
        ("Call-Net") on July 1, 2005. The operating data presented for the twelve months ended December 31, 2005 is prepared on a pro-forma basis assuming the acquisition of Call-Net occurred on January 1,
        2004, is for illustrative purposes only and does not purport to represent what the results of operations actually would have been if the transaction had occurred on January 1, 2004, nor does it purport to project the results of operations for any future period.
    >>

    About the Company

    Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers
Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing, and sports entertainment. For further information about the Rogers group of companies, please visit
www.rogers.com.

    %SEDAR: 00003765E          %CIK: 0000733099

    /For further information: Investment Community Contacts: Bruce M. Mann,
(416) 935-3532, bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,

dan.coombes(at)rci.rogers.com; Media Contacts: Wireless, Cable and Telecom -
Taanta Gupta, (416) 935-4727, taanta.gupta(at)rci.rogers.com; Corporate and Media
- Jan Innes, (416) 935-3525, jan.innes(at)rci.rogers.com/
    (RCI.A. RCI.B. RG)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.; Rogers Cable Inc.

CNW 07:49e 08-JAN-07